Exhibit 99.1

TSX/NYSE:   JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
REDEEMS $25 MILLION OF PRINCIPAL ON ITS 9.75% SENIOR UNSECURED NOTES

TORONTO, ONTARIO - - March 31, 2016 - - Just Energy Group Inc. (“Just Energy”) (TSX, NYSE:  JE), announced today that it has early redeemed $25,000,000 of principal on its 9.75% senior unsecured notes due June 2018 (the “Notes”) at a redemption price of $28,337,547, including accrued interest, in accordance with the Indenture dated December 12, 2012 (as amended, supplemented and restated from time to time).  As of today’s date, $80,000,000 of Notes remains outstanding.

“Today is another example of our ongoing commitment to reducing debt and improving the overall financial position of the Company,” commented Deb Merril, Just Energy’s President and Co-CEO.  “Our ability to generate significant cash flow is allowing us to aggressively reduce long-term debt and place the Company on more secure financial footing while adhering to Just Energy’s commitment to maintaining a capital light business model.”

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash, debt reduction and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com